UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GAIN Capital Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36268W100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

   VantagePoint Venture Partners IV, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   ☐ (a) ....

   ☐ (b) ....

3. SEC Use Only ....

4. Citizenship or Place of Organization   United States of America

Number of Shares Bene-ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
	6. Shared Voting Power 658,417
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 658,417

9. Aggregate Amount Beneficially Owned by Each Reporting Person   658,417

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11. Percent of Class Represented by Amount in Row (9)   1.76%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   VantagePoint Venture Partners IV Principals Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   ☐ (a)

   ☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization   United States of America

Number of Shares Bene-ficially by Owned by Each Reporting Person With:	
5. Sole Voting Power	0
6. Shared Voting Power	23,956
7. Sole Dispositive Power	0
8. Shared Dispositive Power	23,956

9. Aggregate Amount Beneficially Owned by Each Reporting Person   23,956

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11. Percent of Class Represented by Amount in Row (9)   0.06%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   VantagePoint Venture Partners IV (Q), L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   ☐ (a)

   ☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization   United States of America

Number of Shares Bene-ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
	6. Shared Voting Power 6,576,911
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 6,576,911

9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,576,911

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11. Percent of Class Represented by Amount in Row (9)   17.57%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   VP New York Venture Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   ☐ (a)

   ☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization   United States of America

Number of Shares Bene-ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
	6. Shared Voting Power 1,814,824
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 1,814,824

9. Aggregate Amount Beneficially Owned by Each Reporting Person   1,814,824

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11. Percent of Class Represented by Amount in Row (9)   4.85%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   VantagePoint Venture Associates IV, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   ☐ (a)

   ☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization   United States of America

Number of Shares Bene-ficially by Owned by Each Reporting Person With:		
	5. Sole Voting Power	0
	6. Shared Voting Power	9,074,108
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	9,074,108

9. Aggregate Amount Beneficially Owned by Each Reporting Person   9,074,108*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11. Percent of Class Represented by Amount in Row (9)   24.24%

12. Type of Reporting Person (See Instructions) PN

*Pursuant to Rule 13d−4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   VantagePoint Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   ☐ (a) ....

   ☐ (b) ....

3. SEC Use Only ....

4. Citizenship or Place of Organization   United States of America

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
	6. Shared Voting Power 100,558
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 100,558

9. Aggregate Amount Beneficially Owned by Each Reporting Person   100,558

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11. Percent of Class Represented by Amount in Row (9)   0.27%

12. Type of Reporting Person (See Instructions) PN

CUSIP No. 36268W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alan E. Salzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Bene-ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
	6. Shared Voting Power 9,171,666
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 9,171,666

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,171,666*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 24.51%
12.	Type of Reporting Person (See Instructions) IN

*Pursuant to Rule 13d−4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.

    (a) Name of Issuer GAIN Capital Holdings, Inc.

    (b) Address of Issuer's Principal Executive Offices 135 US Highway 202/206, Suite 11, Bedminster, New Jersey 07921

Item 2.

    (a) Name of Person Filing

    VantagePoint Venture Partners IV, L.P.
    VantagePoint Venture Partners IV Principals Fund, L.P.
    VantagePoint Venture Partners IV (Q), L.P.
    VP New York Venture Partners, L.P.
    VantagePoint Venture Associates IV, L.L.C.
    VantagePoint Management, Inc.
    Alan E. Salzman

    (b) Address of Principal Business Office or, if none, Residence - 1111 Bayhill Drive, Suite 220, San Bruno, CA 94066

    (c) Citizenship - United States of America (Except Mr. Alan E. Salzman – Canada)

    (d) Title of Class of Securities - Common Stock

    (e) CUSIP Number - 36268W100

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    Not applicable.

Item 4.   Ownership.

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:

    VantagePoint Venture Partners IV, L.P.: 658,417
    VantagePoint Venture Partners IV Principals Fund, L.P.: 23,956
    VantagePoint Venture Partners IV (Q), L.P.: 6,576,911
    VP New York Venture Partners, L.P.: 1,814,824
    VantagePoint Venture Associates IV, L.L.C.*: 9,074,108
    VantagePoint Management, Inc.: 100,558
    Alan E. Salzman**: 9,171,666

    (b) Percent of class:

    VantagePoint Venture Partners IV, L.P.: 1.76%
    VantagePoint Venture Partners IV Principals Fund, L.P.: 0.06%
    VantagePoint Venture Partners IV (Q), L.P.: 17.57%
    VP New York Venture Partners, L.P.: 4.85%
    VantagePoint Venture Associates IV, L.L.C.*: 24.24%
    VantagePoint Management, Inc.: 0.27%
    Alan E. Salzman**: 24.51%

    (c) Number of shares as to which the person has:
        (i)   Sole power to vote or to direct the vote
            VantagePoint Venture Partners IV, L.P.: 0
            VantagePoint Venture Partners IV Principals Fund, L.P.: 0
            VantagePoint Venture Partners IV (Q), L.P.: 0
            VP New York Venture Partners, L.P.: 0
            VantagePoint Venture Associates IV, L.L.C.*: 0
            VantagePoint Management, Inc.: 0

Alan E. Salzman**: 0

(ii) Shared power to vote or to direct the vote:
VantagePoint Venture Partners IV, L.P.: 658,417
VantagePoint Venture Partners IV Principals Fund, L.P.: 23,956
VantagePoint Venture Partners IV (Q), L.P.: 6,576,911
VP New York Venture Partners, L.P.: 1,814,824
VantagePoint Venture Associates IV, L.L.C.*: 9,074,108
VantagePoint Management, Inc.: 100,558
Alan E. Salzman**: 9,171,666

(iii) Sole power to dispose or to direct the disposition of:
VantagePoint Venture Partners IV, L.P.: 0
VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint Venture Partners IV (Q), L.P.: 0
VP New York Venture Partners, L.P.: 0
VantagePoint Venture Associates IV, L.L.C.*: 0
VantagePoint Management, Inc.: 0
Alan E. Salzman**: 0

(iv) Shared power to dispose or to direct the disposition of:
VantagePoint Venture Partners IV, L.P.: 658,417
VantagePoint Venture Partners IV Principals Fund, L.P.: 23,956
VantagePoint Venture Partners IV (Q), L.P.: 6,576,911
VP New York Venture Partners, L.P.: 1,814,824
VantagePoint Venture Associates IV, L.L.C.*: 9,074,108
VantagePoint Management, Inc.: 100,558
Alan E. Salzman**: 9,171,666

* VantagePoint Venture Associates IV, L.L.C. is the general partner for VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VP New York Venture Partners, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. VantagePoint Venture Associates IV, L.L.C. disclaims beneficial ownership of such shares.

** Mr. Alan Salzman is a Managing Member of VantagePoint Venture Associates IV, L.L.C. and the Chief Executive Officer of VantagePoint Management, Inc. Mr. Salzman disclaims beneficial ownership of such shares.

Item 5.   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

VANTAGEPOINT VENTURE
PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV,
L.L.C.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT VENTURE
PARTNERS IV (Q), L.P.
By: VantagePoint Venture Associates IV,
L.L.C.,

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT VENTURE
PARTNERS IV PRINCIPALS FUND, L.P.
By: VantagePoint Venture Associates IV,
L.L.C.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Managing Member

VP NEW YORK VENTURE PARTNERS,
L.P.
By: VantagePoint Venture Associates IV,
L.L.C.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT VENTURE
ASSOCIATES IV, L.L.C.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT MANAGEMENT,
INC.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Chief Executive Officer

/s/ Alan E. Salzman

Alan E. Salzman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of GAIN Capital Holdings, Inc.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: February 12, 2020

VANTAGEPOINT VENTURE
PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV,
L.L.C.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT VENTURE
PARTNERS IV (Q), L.P.
By: VantagePoint Venture Associates IV,
L.L.C.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT VENTURE
PARTNERS IV PRINCIPALS FUND, L.P.
By: VantagePoint Venture Associates IV,
L.L.C.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Managing Member

VP NEW YORK VENTURE PARTNERS,
L.P.
By: VantagePoint Venture Associates IV,
L.L.C.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT VENTURE
ASSOCIATES IV, L.L.C.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT MANAGEMENT,
INC.

By: /s/ Alan E. Salzman

Name: Alan E. Salzman,
Chief Executive Officer

/s/ Alan E. Salzman

Alan E. Salzman